Brett D. White (650) 843-5191 whitebd@cooley.com	VIA EDGAR

October 14, 2008

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gran Tierra Energy Inc.
Registration Statement on Form S-3
File No. 333-153376
Filed September 9, 2008

Dear Mr. Schwall:

Attached on behalf of Gran Tierra Energy Inc. (“Gran Tierra”), pursuant to our discussions with Timothy Levenberg and Sean Donahue of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), are proposed changes to the disclosure regarding Canadian Tax Consequences for your review.

Please call me at (650) 843-5191, or Nancy Wojtas of our firm at (650) 843-5819, and advise us as to whether you have any comments to the attached disclosure.

Sincerely,

/s/ Brett White

Brett White

Attachment

cc:	Dana Coffield, Chief Executive Officer and President, Gran Tierra Energy Inc.
Martin Eden, Chief Financial Officer, Gran Tierra Energy Inc.
Nancy Wojtas, Cooley Godward Kronish llp

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Assuming no warrants are exercised or acquired for cash in or prior to the Solana transaction, the Solana warrants will be exercisable for 7,145,938 shares of our common stock, subject to adjustment. The number of shares of our common stock issuable upon exercise of each Solana warrant is subject to adjustment if we subdivide, redivide or change our outstanding common stock into a greater number of shares or if we reduce, combine or consolidate our outstanding common stock into a smaller number of shares. In addition, if we otherwise reclassify our common stock or if we effect a capital reorganization, merger, amalgamation, consolidation or sell all or substantially all of our assets, each Solana warrant will, after the effective time of any such action or transaction, be exercisable for the number and type of shares, other securities or property that the holder of the Solana warrant would have been entitled to receive had the holder of the Solana warrant been the registered holder of the number of shares of our common stock issuable upon exercise of the Solana warrant on the record date or the effective date of any such transaction.

If we fix a record date for making a distribution or dividend of cash, Gran Tierra's shares of any class, rights options or warrants, evidence of indebtedness, or assets (including shares of other corporations) to all or substantially all the holders of our outstanding common stock, the holder of a Solana warrant shall be entitled to receive, upon exercise of such warrant, the amount of cash or the number and kind of shares, other securities or property the holder of the Solana warrant would have been entitled to receive had the holder of the Solana warrant been the registered holder of the number of shares of our common stock issuable upon exercise of the Solana warrant on such record date.

Additional Information

For a more detailed description of the exchangeable shares and Solana warrants, please see "Description of the Arrangement - Transaction Mechanics and Description of GTE-Solana Exchangeable Shares" and "Description of the Arrangement - Treatment of Warrants in the Joint Management Information Circular and Proxy Statement filed by Gran Tierra with the SEC on Schedule 14A on September 9, 2008, which is incorporated by reference in this prospectus. The terms on which shares of Gran Tierra common stock may be issued upon exchange or redemption of the exchangeable shares or upon exercise of the Solana warrants are set forth in the plan of arrangement, including the provisions attaching to the exchangeable shares as set forth in Exhibit A to the plan of arrangement, and certain provisions of the form of voting and exchange trust agreement, each of which is included as an exhibit to the registration statement of which this prospectus is a part. The description above of the terms on which shares of Gran Tierra common stock may be issued upon exchange or redemption of the exchangeable shares or upon exercise of the Solana warrants is qualified by reference to the plan of arrangement (including the provisions attaching to the exchangeable shares) and the form of voting and exchange trust agreement.

The support agreement entered into by Gran Tierra, Callco and Exchangeco provides, among other things, that we will take all actions and do all things reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to perform its obligations arising upon the liquidation, dissolution or winding-up of any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs or in the event of a retraction demand by a holder of exchangeable shares or a redemption of exchangeable shares on the redemption date, as the case may be (including those obligations of Exchangeco described above). The form of the support agreement is included as an exhibit to the registration statement of which this prospectus is a part, and its description is qualified in its entirety by reference thereto.

We will pay all expenses incurred in connection with the distribution described in this prospectus.

INCOME TAX CONSEQUENCES

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Gran Tierra, the following ~~summary fairly describes~~ the principal Canadian federal income tax ~~considerations~~ pursuant to the Tax Act generally applicable to holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement), and who, at all relevant times for the purposes of the Tax Act, are, for the purposes of the Tax Act and any applicable income tax treaty or convention, resident or deemed to be resident in Canada, hold such shares as capital property and deal at arm's length with each of Exchangeco and Gran Tierra ("**Resident Shareholders**"). Generally, such shares will constitute capital property to a holder provided such holder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Shareholders who do not hold their exchangeable shares or shares of Gran Tierra common stock as capital property, as the case may be, should consult their own tax advisors with respect to their particular circumstances.

This ~~summary~~ is not applicable to a holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act, a holder that is a "specified financial institution", a holder an interest in which is a "tax shelter" or a "tax shelter investment", or a holder with respect to whom Gran Tierra is a "foreign affiliate", each as defined in the Tax Act, a holder who is exempt from paying tax under Part I of the Tax Act, or a holder to whom the functional currency reporting rules contained in subsection 261(4) of the Tax Act would apply. Any such holders should consult their own tax advisors.

8.

opinion

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), and counsel's understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**").

does not cover consequences

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. **Holders of exchangeable shares should consult their own tax advisors having regard to their particular circumstances.**

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of shares of Gran Tierra common stock, including the receipt of dividends and the calculation of any adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise.

Redemption, Retraction or Purchase of Exchangeable Shares

Resident Shareholders

On the redemption (retraction or purchase) of an exchangeable share by Exchangeco, the holder of such exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption, retraction or purchase proceeds exceed the paid-up capital at the time of the exchangeable share so redeemed. For these purposes, the redemption proceeds will be the fair market value of the shares of Gran Tierra common stock (or other consideration) received from Exchangeco at the time of the redemption, retraction or purchase plus the amount, if any, of all then accrued but unpaid dividends on the exchangeable shares paid on the redemption, retraction or purchase. Such deemed dividend will be included in computing the shareholder's income, and will be generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations under the Tax Act. In the case of a Resident Shareholder that is a corporation, such deemed dividend normally would be included in the corporation's income and would be deductible in computing its taxable income. A Resident Shareholder that is a "private corporation", as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of $33^1/_3$% of such deemed dividend to the extent that such dividend is deductible in computing the shareholder's taxable income. A Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6^2/_3$% on its "aggregate investment income" for the year which will include deemed dividends that are not deductible in computing taxable income.

On a redemption, retraction or purchase, the holder of an exchangeable share will also be considered to have disposed of the exchangeable share, but the amount of the deemed dividend will be excluded in computing the holder's proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition. In the case of a Resident Shareholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. The taxation of capital gains and capital losses is described below.

Exchange of Exchangeable Shares

On the exchange by a Resident Shareholder of an exchangeable share with Gran Tierra or Callco for a share of Gran Tierra common stock, the shareholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the exchangeable share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the exchangeable share immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of exchange of the share of Gran Tierra common stock plus any other amount received by the holder from Gran Tierra or a subsidiary of Gran Tierra as part of the exchange consideration other than amounts required to be included in income as a dividend. The taxation of capital gains and capital losses is described below.

9.

¶ This opinion does not address any tax consequences to holders that are not resident (or deemed resident) in Canada, such as U.S. residents.

¶ All

a Resident Shareholder's

Dividends on Gran Tierra Common Stock

Dividends on shares of Gran Tierra common stock will be included in the recipient's income for the purposes of the Tax Act. Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A Resident Shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which will include such dividends. United States non-resident withholding tax on such dividends received by Canadian residents will be generally eligible for foreign tax credit or deduction treatment, where applicable, under the Tax Act.

a Resident Shareholder

Disposition of Gran Tierra Shares

The cost of shares of Gran Tierra common stock received on a retraction, redemption or exchange of exchangeable shares will be equal to the fair market value of such shares at the time of such event. The adjusted cost base to a holder of shares of Gran Tierra common stock acquired on a retraction, redemption or exchange of exchangeable shares will be determined by averaging the cost of such shares with the adjusted cost base of all other shares of Gran Tierra common stock held by such holder as capital property immediately before the retraction, redemption or exchange, as the case may be. A disposition or deemed disposition of shares of Gran Tierra common stock by a holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such shares immediately before the disposition. The taxation of capital gains and capital losses is described below.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a taxable capital gain) realized on a disposition of shares must be included in a Resident Shareholder's income for the year of disposition. One-half of any capital loss (an allowable capital loss) generally may be deducted by the Resident Shareholder against taxable capital gains for the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

A Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

If a Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

A Resident Shareholder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property" at any time in the year or fiscal period exceeds Cdn$100,000 will be required to file an information return for the year or period disclosing prescribed information in respect of such property, such as the cost amount of such property and the amount of any dividends, interest and gains or losses realized in the year in respect of such property. Subject to certain exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Specified foreign property is defined in the Tax Act to include shares of the capital stock of a non-resident corporation and property that, under the terms or conditions thereof or any agreement related thereto, is convertible into, exchangeable for or confers a right to acquire, property that is a share of the capital stock of a non-resident corporation.

The exchangeable shares and shares of Gran Tierra common stock will be/are specified foreign property. As a result, if the aggregate cost amount of any specified foreign property held by a Resident Shareholder (including any exchangeable shares and shares of Gran Tierra common stock) at any time in a taxation year or fiscal period exceeds Cdn$100,000, the Resident Shareholder will be required to file an information return for the year as described above. Resident Shareholders are encouraged to consult their own tax advisors as to whether they must file an information return under these rules.

10.

Resident

Foreign Investment Entity Status

Bill C-10, which received second reading in the Senate and was referred to the Banking, Trade and Commerce Committee on December 4, 2007, will amend the Tax Act (if passed by the Senate and enacted in their current form) in relation to the income tax treatment of investments by Canadian residents in non-resident entities that constitute "foreign investment entities" (each, a "**FIE**") applicable for taxation years commencing after 2006 (the "**FIE Tax Rules**"). In general terms, the FIE Tax Rules, as currently drafted, would apply to require a Shareholder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is a FIE at the entity's taxation year-end to take into account in computing the Shareholder's income for the Shareholder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the "designated cost" of such participating interest held by the Shareholder at the end of each month ending in the Shareholder's taxation year at which time the participating interest is held by the Shareholder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the Shareholder's proportionate share of the FIE's income (or loss) for the year calculated using Canadian tax rules.

The shares of Gran Tierra common stock would constitute an "exempt interest" to a Resident Shareholder so long as (i) they qualified as an "arm's length interest" (as defined under the FIE Tax Rules) to the Resident Shareholder (ii) they are listed on a designated stock exchange and (iii) it is reasonable to conclude that the Resident Shareholder has no tax avoidance motive. The determination of whether a Resident Shareholder will have a tax avoidance motive in respect of the shares of Gran Tierra common stock within the meaning of the FIE Tax Rules will depend on the particular circumstances of the Resident Shareholder. Resident Shareholders should consult their own tax advisors regarding the determination of whether they have such a tax avoidance motive. The shares of Gran Tierra common stock will generally qualify as an "arm's length interest" at any time for the purposes of the FIE Tax Rules if (i) it is reasonable to conclude that there are at least 150 persons each of which holds at that time shares of Gran Tierra common stock having a total market value of at least $500 (ii) it is reasonable to conclude that the shares of Gran Tierra common stock can normally be acquired and sold by members of the public in the open market and (iii) the aggregate fair market value at that time of the shares of Gran Tierra common stock that are held by the Resident Shareholder, or an entity or individual with whom the Resident Shareholder does not deal at arm's length, does not exceed 10% of the aggregate fair market value of all of the shares of Gran Tierra common stock at that time.

The FIE Tax Rules are complex and have been subject to extensive amendments. No assurances can be given that these provisions will be enacted in the form proposed. Resident Shareholders should consult their own tax advisors regarding the application of the FIE Tax Rules to their particular circumstances.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RETRACTION, REDEMPTION OR PURCHASE OF EXCHANGEABLE SHARES

The following is a discussion of the anticipated material U.S. federal income tax consequences to U.S. Holders of exchangeable shares who exchange their exchangeable shares for shares of Gran Tierra common stock in a retraction (a voluntary exchange initiated by a holder of exchangeable shares), redemption (an exchange initiated by Exchangeco to redeem the exchangeable shares) or purchase (a purchase of exchangeable shares by Exchangeco for cancellation) pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Schedule A in the Plan of Arrangement). There is no direct authority addressing the proper characterization of the exchangeable shares and their ancillary rights for U.S. federal income tax purposes. Accordingly, Cooley Godward Kronish LLP, Gran Tierra's U.S. counsel, is unable to provide an opinion as to whether a retraction, redemption or purchase transaction in which exchangeable shares are exchanged for shares of Gran Tierra common stock will be treated as a taxable event for U.S. federal income tax purposes.

This discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. It is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction.

This discussion assumes that holders of exchangeable shares hold their shares as capital assets. Except as expressly indicated below (see the section below entitled "Consequences of a Retraction, Redemption or Purchase Transaction for non-U.S. Holders"), this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This discussion does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

11.

Exhibit 8.2

[Blake, Cassels & Graydon LLP letterhead]

October 1[illegible], 2008

Gran Tierra Energy Inc.
300, 611-10th Avenue SW
Calgary, AB T2R 0B2
Canada

Ladies and Gentlemen:

We have acted as Canadian counsel to Gran Tierra Energy Inc. ("**Gran Tierra**"), a Nevada corporation, in connection with the filing of Amendment No. 1 to the Form S-3 Registration Statement ("**Registration Statement**") pursuant to the Arrangement Agreement dated July 28, 2008, by and among Gran Tierra, Gran Tierra Exchangeco Inc. ("**Exchangeco**"), an Alberta corporation, and Solana Resources Limited ("**Solana**"), an Alberta corporation, as amended by each of Amendment No. 1 dated September 5, 2008 and Amendment No. 2 dated October 9, 2008 (that agreement, as amended, the "**Arrangement Agreement**"). In addition, Solana and Gran Tierra have prepared, and we have reviewed a ~~preliminary~~ Joint Management Information Circular and Proxy Statement (the "**Proxy Statement**") filed October 1[illegible], 2008, relating to the proposed consolidation of Gran Tierra with Solana upon the terms and conditions set forth in the Arrangement Agreement, such consolidation to be implemented by means of an exchange of Solana shares (other than shares held by holders who perfect their dissent rights) for exchangeable shares of Exchangeco or shares of Gran Tierra common stock, pursuant to a plan of arrangement in substantially the form set forth as Exhibit A to the Arrangement Agreement (the "**Plan of Arrangement**").

In connection with this opinion, we have examined the Registration Statement, the Proxy Statement, the Arrangement Agreement and such other documents and corporate records as we have deemed necessary or appropriate in order to enable us to render the opinion below. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents and corporate records that we have examined and the facts and representations concerning the registration of shares of Gran Tierra common stock that have come to our attention during our engagement, (ii) the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents, and (iii) that the issuance of shares of Gran Tierra common stock pursuant to the Registration Statement will be consummated in the manner described in the Registration Statement.

This opinion is based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder, the current provisions of the *Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital*, signed September 26, 1980, as amended, and our understanding of the current published administrative practices of the Canada Revenue Agency. This opinion takes into account all specific proposals to amend the *Income Tax Act* (Canada) and the regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all of these proposed amendments will be enacted in their present form. No assurances can be given that any proposed amendments will be enacted in the form proposed, if at all. Except for the foregoing, this opinion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the Canadian federal income tax considerations described in the Registration Statement. In addition, we have assumed that all parties to the Arrangement Agreement have acted, and will act, in accordance with the terms of such Arrangement Agreement and that the Plan of Arrangement will be consummated pursuant to the terms and conditions set forth therein without the waiver or modification of any such terms and conditions.

Based upon and subject to the foregoing, and the qualifications, limitations and assumptions contained in the portion of the Registration Statement captioned *"Income Tax Consequences - Canadian Federal Income Tax Consequences"*, we hereby confirm, as to the matters of Canadian federal income tax law, that the statements contained in the Registration Statement under the caption *"Income Tax Consequences - Canadian Federal Income Tax Consequences"*, to the extent such statements constitute statements of law or legal considerations, reflect our opinion, as of the date hereof, with respect to the matters set forth therein.

We have not considered and render no opinion on any aspect of the law other than as expressly set forth above.

This opinion is furnished to you ~~solely~~ for use in connection with the Registration Statement and may not be used for any other purposes without our prior written consent. We hereby consent to the reference to our firm in the portion of the Registration Statement captioned *"Income Tax Consequences - Canadian Federal Income Tax Consequences"* and to the filing of this opinion as an exhibit to the Registration Statement.

Yours very truly,

/s/ Blake Cassels & Graydon LLP